SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549
                               FORM 144
                 NOTICE OF PROPOSED SALE OF SECURITIES
         PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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
1(a)  NAME OF ISSUER (Please type or print)          (b)  IRS IDENT. NO.                      (c)  SEC. FILE NO.
Trans World Entertainment Corporation                     14-1541629                               000-14818

1(d)  ADDRESS OF ISSUER          STREET                    CITY             STATE     ZIP CODE   (e) TELEPHONE NO.
-----------------------------------------------------------------------------------------------------------------------
                               38 Corporate Circle        Albany             NY         12203

                                                                                      AREA  518    NUMBER    452-1242
                                                                                      CODE

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2(a) NAME OF PERSON FOR WHOSE    (b) IRS IDENT. NO.   (c) RELATIONSHIP TO  (d) ADDRESS  STREET  CITY  STATE  ZIP CODE
     ACCOUNT THE SECURITIES                               ISSUER
     ARE TO BE SOLD

     Van Kampen Senior Loan Fund     36-6911789           Affiliate          1221 Avenue of the Americas, New York, NY
                                                                             10020

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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the
S.E.C. File Number.

     3(a)        (b)                 SEC USE ONLY       (c)         (d)                  (e)                (f)           (g)

   Title of the  Name and Address                 Number of                                              Approximate      Name of
     Class of    of Each Broker                   Shares                               Number of Shares  Date of Sale     Each
    Securities   through Whom the   Broker-Dealer or Other Units    Aggregate          or Other Units   (See Instr. 3(f)) Securities
    To Be Sold   Securities Are     File Number   to Be Sold        Market             Outstanding      (MO. DAY YR.)     Exchange
                 To Be Offered                    (See Instr. 3(c)) Value             (See Instr. 3(e))                   (See
                 or Each                                            (See Instr. 3(d))                                   Instr. 3(g))
                 Market Maker
                 Who Is Acquiring
                 The Securities

Common Stock     TBD                TBD           330,000          $4,606,800          33,025,649          03/02/05            NYSE


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

INSTRUCTIONS:

1. (a)      Name of issuer.
   (b)      Issuer's I.R.S. Identification Number.
   (c)      Issuer's S.E.C. file number, if any.
   (d)      Issuer's address, including zip code.
   (e)      Issuer's telephone number, including area code.
2. (a)      Name of person for whose account the securities are to be
            sold.
   (b)      Such person's I.R.S. identification number, if such person is an entity.
   (c)      Such person's relationship to the issuer (e.g., officer,
            director, 10 percent stockholder, or member of immediate family of any of the foregoing).
   (d)      Such person's address, including zip code

3. (a)      Title of the class of securities to be sold.
   (b)      Name and address of each broker through whom the
            securities are intended to be sold.
   (c)      Number of shares or other units to be sold (if debt
            securities, give the aggregate face amount).
   (d)      Aggregate market value of the securities to be sold as of
            a specified date within 10 days prior to the filing of this notice.
   (e)      Number of shares or other units of the class outstanding,
            or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
   (f)      Approximate date on which the securities are to be sold.
   (g)      Name of each securities exchange, if any, on which the
            securities are intended to be sold.


                        TABLE I -- SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of       Date                                      Name of Person from Whom
The Class      Acquired        Nature of Acquisition     Acquired
                               Transaction               (If Gift, Also
                                                         Give Date                   Amount of        Date of
                                                         Donor Acquired)       Securities Acquired   Payment   Nature of Payment
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
Common Stock   04/22/1999      share exchange            Trans World Entertainment     3,789,962      04/22/1999   share exchange
                                                         Corporation



INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

            TABLE II -- SECURITIES SOLD DURING THE PAST THREE MONTHS

Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold.

Name and Address of Seller       Title of Securities Sold    Date of Sale    Amount of Securities Sold       Gross Proceeds
--------------------------       ------------------------    ------------    -------------------------       --------------

Van Kampen Senior Loan Fund     Common Stock                 12/01/2004         2,500                         $28,525.00
Van Kampen Senior Loan Fund     Common Stock                 12/03/2004        38,500                        $438,934.65
Van Kampen Senior Loan Fund     Common Stock                 12/09/2004         3,759                         $42,852.60
Van Kampen Senior Loan Fund     Common Stock                 12/10/2004        15,147                        $172,675.80
Van Kampen Senior Loan Fund     Common Stock                 12/13/2004         1,893                         $21,583.23
Van Kampen Senior Loan Fund     Common Stock                 12/14/2004        27,252                        $310,672.80
Van Kampen Senior Loan Fund     Common Stock                 12/15/2004        51,949                        $592,244.57
Van Kampen Senior Loan Fund     Common Stock                 12/16/2004        50,000                        $574,025.00
Van Kampen Senior Loan Fund     Common Stock                 12/16/2004        50,000                        $570,510.00
Van Kampen Senior Loan Fund     Common Stock                 12/17/2004        50,000                        $579,160.00
Van Kampen Senior Loan Fund     Common Stock                 12/17/2004        47,000                        $553,335.70

REMARKS:


INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

  March 1, 2005
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(DATE OF NOTICE)

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

/s/ Joanne Doldo
----------------
(SIGNATURE)





The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001.)